City of Buenos Aires, June 16th, 2023

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event – Commercial Operation Date for Pampa Energía Wind Farm IV

Dear Sirs,

I am writing to the National Securities Commission (‘Comisión Nacional de Valores’ or ‘CNV’) and Bolsas y Mercados Argentinos S.A. (‘ByMA’), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (‘Pampa’ and/or the ‘Company’), to inform that the Pampa Energía Wind Farm IV (‘PEPE IV’), located in Coronel Rosales, Province of Buenos Aires, has been commissioned by CAMMESA as of 0hs of June 17th, 2023. This significant milestone contributes to the national grid with 81 MW of renewable energy, generated by the 18 wind turbines at PEPE IV. The construction of PEPE IV required an investment of over US$128 million. The energy produced by the wind farm will be sold through B2B PPAs to industrial customers in the Renewable Energy Market (Mercado a Término de Energía Eléctrica de Fuentes Renovables, MAT ER).

PEPE IV exemplifies Pampa’s commitment to helping Argentina achieve the goals set by Law 27,191, which mandates that 20% of the national power grid be supplied from renewable sources by 2025. In addition to this accomplishment, Pampa is currently building phases 1 and 2 of its sixth wind farm, which will have installed capacities of 95 MW and 45 MW, respectively. The total investment for these projects is estimated to be approximately US$265 million.

Pampa is one of the country’s largest power generators, with a total capacity of 5,432 MW. Since 2018, including the expansion projects in the pipeline, Pampa has invested more than US$1 billion in renewable energy. By the second semester of 2024, with the completion of PEPE VI, the Company will have reached a total installed capacity of 527 MW, further strengthening Pampa’s position as one of the leading wind power generators in the country.

Sincerely,

_________________________________

Maria Agustina Montes

Head of Market Relations